As filed with the Securities and Exchange Commission on September 28, 2007
Securities Act File No. 333-137856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
(Check appropriate box or boxes)

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☑	Post-Effective Amendment No. 3

PATRIOT CAPITAL FUNDING, INC.
(Exact name of registrant as specified in charter)

274 Riverside Avenue
Westport, CT 06880
(Address of principal executive offices)

Registrant’s telephone number, including area code:
(203) 429-2700

Richard P. Buckanavage
President and Chief Executive Officer
Patriot Capital Funding, Inc.
274 Riverside Avenue
Westport, CT 06880
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004
(202) 383-0100
(202) 637-3593 — Facsimile

Approximate date of proposed public offering:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☑

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-137856) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 3 does not change the form of prospectus filed pursuant to Rule 497 under the Securities Act and declared effective on July 17, 2007 or the prospectus supplement filed pursuant to Rule 497 under the Securities Act on September 27, 2007. As permitted by Rule 462(d), this Post-Effective Amendment No. 3 shall become effective upon filing with the SEC.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Patriot Capital Funding, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets March 31, 2007 (unaudited) and at December 31, 2006 and 2005	F-3
Consolidated Statements of Operations Three Months Ended March 31, 2007 and 2006 (unaudited) and For the Years Ended December 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Cash Flows Three Months Ended March 31, 2007 and 2006 (unaudited) and For the Years Ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Changes in Net Assets Three Months Ended March 31, 2007 and 2006 (unaudited) and For the Years Ended December 31, 2006, 2005 and 2004	F-7
Consolidated Schedule of Investments at March 31, 2007 (unaudited) December 31, 2006 and 2005	F-8
Notes to Consolidated Financial Statements	F-13
Schedule of Investments in and Advances to Affiliates	F-32

(2) Exhibits

(a)(1)	Restated Certificate of Incorporation (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).
(a)(2)	Form of Certificate of Amendment to Restated Certificate of Incorporation (Incorporated by reference to Amendment No. 2 of the Company’s Registration Statement on Form N-2 filed on July 27, 2005 (Registration No. 333-124831)).

(b)	Restated Bylaws of the Registrant (Incorporated by reference to Form 10-Q for the quarterly period ended June 30, 2006 filed on August 10, 2006).

(c)	Not Applicable

(d)	Form of Stock Certificate (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).

(e)	Dividend Reinvestment Plan (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).

(f)	Not Applicable

(g)	Not Applicable

(h)(1)	Form of Underwriting Agreement**

(h)(2)	Underwriting Agreement, dated January 23, 2007, between Patriot Capital Funding, Inc., and Ferris, Baker Watts, Incorporated.**

(h)(3)	Underwriting Agreement, dated September 27, 2007, by and among Patriot Capital Funding, Inc., Ferris, Baker Watts, Incorporated and BB&T Capital Markets, A Division of Scott and Stringfellow, Inc.*

(i)(1)	Stock Option Plan (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).

(i)(2)	Form of Stock Option Agreement for Officers (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).

(j)(1)	Custodian Agreement with U.S. Bank National Association (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).

(j)(2)	Custodian Agreement with Wells Fargo, National Association (contained in Exhibit(k)(9) Incorporated by reference to the Post-Effective Amendment of the Company’s Registration Statement on Form N-2 filed on August 1, 2005 (Registration No. 333-124831)).

(k)(1)	Employment Agreement between Registrant and Richard P. Buckanavage (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).
(k)(2)	Employment Agreement between Registrant and Timothy W. Hassler (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).
(k)(3)	Employment agreement between Registrant and William E. Alvarez, Jr. (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on December 21, 2005).
(k)(4)	Employment agreement between Registrant and Clifford L. Wells (Incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on December 21, 2005).
(k)(5)	Employment agreement between Registrant and Matthew R. Colucci (Incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on December 21, 2005).
(k)(6)	Amended and Restated Loan Funding and Servicing Agreement by and among the Registrant, Patriot Capital Funding LLC I, Fairway Finance Company, LLC, BMO Capital Markets Corp. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on September 21, 2006).
(k)(7)	Purchase and Sale Agreement by and between the Registrant and Patriot Capital Funding LLC I (Incorporated by reference to the Post-Effective Amendment of the Company’s Registration Statement on Form N-2 filed on August 1, 2005 (Registration No. 333-124831)).
(k)(8)	Securities Account Control Agreement by and among the Registrant, Patriot Capital Funding LLC I, Harris Nesbitt Corp. and Wells Fargo Bank, National Association (Incorporated by reference to the Post-Effective Amendment of the Company’s Registration Statement on Form N-2 filed on August 1, 2005 (Registration No. 333-124831)).
(k)(9)	Intercreditor and Concentration Account Administration Agreement by and among the Registrant, U.S. Bank National Association and Wells Fargo, National Association (Incorporated by reference to the Post-Effective Amendment of the Company’s Registration Statement on Form N-2 filed on August 1, 2005 (Registration No. 333-124831)).
(k)(10)	First Amendment to Amended and Restated Loan Funding and Servicing Agreement by and among Patriot Capital Funding, Inc., Patriot Capital Funding LLC I, Fairway Finance Company, LLC and BMO Capital Markets Corp. (Incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on May 4, 2007).
(l)(1)	Opinion and consent of Sutherland Asbill & Brennan LLP**
(l)(2)	Opinion and consent of Sutherland Asbill & Brennan LLP.**
(l)(3)	Opinion and consent of Sutherland Asbill & Brennan LLP.*
(m)	Not Applicable
(n)(1)	Consent of Grant Thornton LLP, independent registered public accounting firm for Registrant**
(n)(2)	Report of Grant Thornton LLP regarding “Senior Securities” table contained herein**
(n)(3)	Consent of Sutherland Asbill & Brennan LLP (included in Exhibit (1))**
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics (Incorporated by reference to Amendment No. 1 of the Company’s Registration Statement on Form N-2 filed on July 13, 2005 (Registration No. 333-124831)).

*	Filed herewith.

**	Previously filed.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement, if any, accompanying this prospectus.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$25,757
Nasdaq Global Select Market listing fee	$45,000
NASD filing fee	$24,572
Accounting fees and expenses	$200,000
Legal fees and expenses	$300,000
Printing and engraving	$225,000
Miscellaneous fees and expenses	$29,671

Total	$850,000

Item 28.	Persons Controlled By Or Under Common Control

The Registrant owns 100% of the outstanding equity interests of Patriot Capital Funding LLC I, a Delaware limited liability company.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at June 11, 2007.

Number of
Title of Class	Record Holders

Common stock, $0.01 par value	20

Item 30.	Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the 1940 Act or any valid rule, regulation or order of the Securities and Exchange Commission thereunder, our restated certificate of incorporation, provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, our restated certificate of incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s restated certificate of incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s restated certificate of incorporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The Registrant may agree to indemnify any underwriters against specific liabilities, including liabilities under the Securities Act of 1933.

Item 31.	Business And Other Connections Of Investment Adviser

Not applicable.

Item 32.	Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, 274 Riverside Avenue, Westport, CT 06880;

(2) the Transfer Agent; and

(3) the Custodian.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from the net asset value as of the effective date of this registration statement, or (ii) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on the 27th day of September 2007.

PATRIOT CAPITAL FUNDING, INC.

By:	/s/ Richard P. Buckanavage
Richard P. Buckanavage
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on September 27, 2007.

Signature	Title

/s/ Richard P. Buckanavage Richard P. Buckanavage	President, Chief Executive Officer and Director (principal executive officer)

/s/ William E. Alvarez, Jr. William E. Alvarez, Jr.	Executive Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)

/s/ Timothy W. Hassler Timothy W. Hassler	Chief Operating Officer, Chief Compliance Officer and Director

* Steven Drogin	Director

* Mel P. Melsheimer	Chairman of the Board of Directors

* Dennis C. O’Dowd	Director

* Richard A. Sebastiao	Director

*	Signed by Richard P. Buckanavage on behalf of those identified pursuant to his designation as attorney-in-fact signed by each on October 6, 2006.

Exhibit Index

(h)(3)	Underwriting Agreement, dated September 27, 2007, by and among Patriot Capital Funding, Inc., Ferris, Baker Watts, Incorporated and BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
(l)(3)	Opinion and consent of Sutherland Asbill & Brennan LLP.